Interim Condensed Consolidated Financial Statements of Alithya Group inc. For the three and nine months ended December 31, 2023 and 2022 (unaudited)

Exhibit 99.1

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		For the three months ended December 31,		For the nine months ended December 31,
(in thousands of Canadian dollars, except per share data) (unaudited)		2023	2022	2023	2022
	Notes	$	$	$	$
Revenues	11	120,498	130,780	370,585	386,477
Cost of revenues	7	82,819	91,562	260,022	275,435
Gross margin		37,679	39,218	110,563	111,042

Operating expenses
Selling, general and administrative expenses	7	29,521	31,196	91,950	90,544
Business acquisition, integration and reorganization costs	8	1,030	1,290	4,798	5,913
Depreciation	7	1,444	1,634	4,610	4,815
Amortization of intangibles		5,299	7,397	18,300	18,804
Foreign exchange (gain) loss		(34)	163	(50)	63
		37,260	41,680	119,608	120,139
Operating income (loss)		419	(2,462)	(9,045)	(9,097)
Net financial expenses	9	3,302	2,664	9,595	6,758
Loss before income taxes		(2,883)	(5,126)	(18,640)	(15,855)
Income tax (recovery) expense
Current		163	159	450	207
Deferred		(509)	220	(132)	(5,958)
		(346)	379	318	(5,751)
Net loss		(2,537)	(5,505)	(18,958)	(10,104)

Other comprehensive (loss) income
Items that may be classified subsequently to profit or loss
Cumulative translation adjustment on consolidation of foreign subsidiaries		(1,185)	(668)	(1,161)	5,560
		(1,185)	(668)	(1,161)	5,560
Comprehensive loss		(3,722)	(6,173)	(20,119)	(4,544)

Basic and diluted loss per share	6	(0.03)	(0.06)	(0.20)	(0.11)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2023 and 2022	| 2

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		December 31,	March 31,
(in thousands of Canadian dollars) (unaudited)		2023	2023
	Notes	$	$
Assets
Current assets
Cash		10,817	22,583
Accounts receivable and other receivables		88,383	92,453
Unbilled revenues		17,297	23,420
Tax credits receivable		9,563	9,944
Prepaids		6,035	7,680
		132,095	156,080
Non-current assets
Tax credits receivable		17,246	12,108
Other assets		2,482	1,111
Property and equipment		4,935	8,724
Right-of-use assets		6,200	9,353
Intangibles		85,120	104,335
Deferred tax assets		5,625	5,997
Goodwill		164,557	166,393
		418,260	464,101

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities		73,441	91,263
Deferred revenues		22,615	22,275
Current portion of lease liabilities		3,373	3,873
Current portion of contingent consideration	12	1,361	—
Current portion of long-term debt	3	12,752	12,808
		113,542	130,219
Non-current liabilities
Contingent consideration	12	5,529	7,037
Long-term debt	3	110,270	114,382
Lease liabilities		8,834	14,643
Deferred tax liabilities		8,114	8,632
		246,289	274,913
Shareholders' equity
Share capital	4	312,871	311,967
Deficit		(159,887)	(141,481)
Accumulated other comprehensive income		3,449	4,610
Contributed surplus		15,538	14,092
		171,971	189,188
		418,260	464,101

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2023 and 2022	| 3

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the nine months ended December 31, (in thousands of Canadian dollars, except share data) (unaudited)
	Notes	Shares outstanding	Share capital	Deficit	Accumulated other comprehensive income (loss)	Contributed surplus(a)	Total
		Number	$	$	$	$	$
Balance as at March 31, 2023		95,195,816	311,967	(141,481)	4,610	14,092	189,188
Net loss		—	—	(18,958)	—	—	(18,958)
Other comprehensive loss		—	—	—	(1,161)	—	(1,161)
Total comprehensive loss		—	—	(18,958)	(1,161)	—	(20,119)
Share-based compensation	5	—	—	—	—	2,282	2,282
Share-based compensation granted on business acquisition	5	—	—	—	—	1,695	1,695
Issuance of Subordinate Voting Shares pursuant to vesting of share-based compensation granted on business acquisition	4	622,421	1,924	—	—	(1,924)	—
Shares purchased for cancellation	4	(361,395)	(1,262)	552	—	—	(710)
Issuance of Subordinate Voting Shares from exercise of stock options	4,5	2,500	8	—	—	(2)	6
Issuance of Subordinate Voting Shares from settlement of DSUs	4,5	73,682	201	—	—	(201)	—
Issuance of Subordinate Voting Shares from settlement of RSUs	4,5	14,707	33	—	—	(33)	—
Cash settlement of RSUs issued as share-based compensation	5	—	—	—	—	(371)	(371)
Total contributions by shareholders		351,915	904	552	—	1,446	2,902
Balance as at December 31, 2023		95,547,731	312,871	(159,887)	3,449	15,538	171,971

Balance as at March 31, 2022		92,725,616	305,222	(111,654)	(947)	7,130	199,751
Net loss		—	—	(10,104)	—	—	(10,104)
Other comprehensive income		—	—	—	5,560	—	5,560
Total comprehensive income (loss)		—	—	(10,104)	5,560	—	(4,544)
Share-based compensation	5	—	—	—	—	1,875	1,875
Share-based compensation granted on business acquisition	5	—	—	—	—	2,261	2,261
Issuance of Subordinate Voting Shares pursuant to vesting of share-based compensation granted on business acquisitions		738,382	1,708	—	—	(1,708)	—
Issuance of Subordinate Voting Shares in consideration of the acquisition of Datum, net of share issuance costs	4	1,867,262	5,528	—	—	—	5,528
Issuance of Subordinate Voting Shares in consideration of the acquisition of Trafic 3W inc., net of share issuance costs		83,449	276	—	—	—	276
Shares purchased for cancellation		(354,012)	(1,242)	255	—	—	(987)
Total contributions by shareholders		2,335,081	6,270	255	—	2,428	8,953
Balance as at December 31, 2022		95,060,697	311,492	(121,503)	4,613	9,558	204,160

(a) The Company reclassified comparative figures as at March 31, 2023 in order to correct an immaterial balance sheet presentation misstatement resulting in an increase in contributed surplus and a decrease in contingent consideration in the amount of $2,120,000.
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2023 and 2022	| 4

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three months ended December 31,		For the nine months ended December 31,
(in thousands of Canadian dollars) (unaudited)		2023	2022	2023	2022
	Notes	$	$	$	$

Operating activities
Net loss		(2,537)	(5,505)	(18,958)	(10,104)
Adjustments for:
Depreciation and amortization		6,743	9,031	22,910	23,619
Net financial expenses	9	3,302	2,664	9,595	6,758
Share-based compensation	5	1,011	1,668	3,977	4,136
Unrealized foreign exchange (gain) loss		(257)	152	(168)	(583)
Realized foreign exchange loss (gain) on repayment of long-term debt		6	573	(21)	678
Impairment of property and equipment and right-of-use assets and (gain) loss on lease termination	7	(60)	—	1,323	—
Settlement of RSUs	5	—	—	(371)	—
Other		(308)	—	(290)	—
Deferred taxes		(509)	220	(132)	(5,958)
		7,391	8,803	17,865	18,546
Changes in non-cash working capital items	10	8,229	26,097	(11,928)	5,905
Net cash from operating activities		15,620	34,900	5,937	24,451

Investing activities
Additions to property and equipment		(149)	(472)	(415)	(1,495)
Additions to intangibles		—	(414)	(41)	(764)
Restricted cash		—	—	—	3,254
Business acquisitions, net of cash acquired		—	2,286	—	(14,397)
Net cash (used in) from investing activities		(149)	1,400	(456)	(13,402)

Financing activities
Increase in long-term debt, net of related transaction costs		40,507	22,795	110,868	70,482
Repayment of long-term debt		(47,405)	(57,739)	(114,011)	(66,630)
Repayment of lease liabilities		(2,348)	(929)	(4,306)	(2,709)
Exercise of stock options	4	—	—	6	—
Share issue costs		—	(5)	—	(29)
Shares purchased for cancellation	4	(386)	(148)	(710)	(987)
Financial expense paid	9	(3,066)	(2,301)	(8,951)	(5,820)
Net cash used in financing activities		(12,698)	(38,327)	(17,104)	(5,693)

Effect of exchange rate changes on cash		(42)	134	(143)	1,008
Net change in cash		2,731	(1,893)	(11,766)	6,364
Cash, beginning of period		8,086	25,912	22,583	17,655
Cash, end of period		10,817	24,019	10,817	24,019
Cash paid (included in cash flow from operating activities)
Income taxes paid		59	23	429	246

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2023 and 2022	| 5

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
1. GOVERNING STATUTES AND NATURE OF OPERATIONS
Alithya Group inc. (together with its subsidiaries, “Alithya” or the “Company”) is a professional services firm providing IT services and solutions through the optimal use of digital technologies in the areas of strategic consulting, enterprise transformation and business enablement in the manufacturing, healthcare, financial services, insurance, telecommunications, government, energy, retail and distribution, and higher education sectors.
The Company’s Class A subordinate voting shares (the “Subordinate Voting Shares”) trade on the Toronto Stock Exchange (“TSX”), and traded on the NASDAQ Capital Market (“NASDAQ”) until February 9, 2024 under the symbol “ALYA”.
The Company’s head office is located at 1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, Canada, H3B 3A5.
2. BASIS OF PREPARATION
Statement of Compliance
These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, and should be read in conjunction with the annual audited consolidated financial statements for the year ended March 31, 2023. The Company applied the accounting policies adopted in its most recent annual audited consolidated financial statements for the year ended March 31, 2023, except for changes as detailed below.
These interim condensed consolidated financial statements were approved and authorized for issue by the Board of Directors (the “Board”) on February 13, 2024.
Basis of Measurement
These interim condensed consolidated financial statements have been prepared under the historical cost basis except for
•Identifiable assets acquired and liabilities and contingent liabilities resulting from a business combination, which are generally measured initially at their fair values at the acquisition date;
•Lease obligations, which are initially measured at the present value of the lease payments that are not paid at the lease commencement date;
•Equity classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-Based Payment; and
•Derivatives, which are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re‑measured at their fair value at the end of each reporting period.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2023 and 2022	| 6

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. BASIS OF PREPARATION (CONT’D)
ACCOUNTING STANDARD AMENDMENTS EFFECTIVE FOR THE YEAR ENDING MARCH 31, 2024
The following amendments to existing standards were adopted by the Company on April 1, 2023:
Amendments to IAS 8, Definition of Accounting Estimates
In February 2021, the IASB amended IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition of “accounting estimates” to replace the definition of “change in accounting estimates” and also include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application was permitted. The amendment of IAS 8 had no impact on the Company’s interim condensed consolidated financial statements.
Amendments to IAS 12 - Income Taxes
On May 7, 2021, the IASB issued amendments to IAS 12 - Income Taxes to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will be required to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The amendments apply for annual reporting periods beginning on or after January 1, 2023. Earlier application was permitted. The amendment of IAS 12 did not have a material impact on the Company’s consolidated financial statements. Furthermore, the amendment of IAS 12 has no impact on the consolidated statements of financial position and the changes in the income taxes note disclosure will be reflected in the annual consolidated financial statements for the year ending March 31, 2024.
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
In February 2021, the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 - Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:
•Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.
•Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.
The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application was permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. The Company will update its accounting policy information disclosures in its annual consolidated financial statements for the year ending March 31, 2024.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2023 and 2022	| 7

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. BASIS OF PREPARATION (CONT’D)
FUTURE ACCOUNTING STANDARDS
At the date of authorization of these interim condensed consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:
NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE
IAS 1 - Presentation of Financial Statements
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. After reconsidering certain aspects of the 2020 amendments, the IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Additional disclosure will be required to help users understand the risk that those liabilities could become repayable within twelve months after the reporting date. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. The amendments to IAS 1 apply retrospectively and are effective for annual periods beginning on or after January 1, 2024, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
3. LONG-TERM DEBT
The following table summarizes the Company’s long-term debt:

As at	December 31,	March 31,
	2023	2023
	$	$
Senior secured revolving credit facility (the "Credit Facility") (a)	78,291	82,512
Secured loans (b)	17,256	13,192
Subordinated unsecured loans (c)	20,000	20,000
Balance of purchase price payable with a nominal value of $8,251,000 (US$6,230,000) (March 31, 2023 - $12,641,000 (US$9,345,000)), non-interest bearing (4.4% effective interest rate), payable in annual installments of $4,126,000 (US$3,115,000), maturing on July 1, 2025	7,910	11,993
Unamortized transaction costs (net of accumulated amortization of $200,000 and $1,184,000)	(435)	(507)
	123,022	127,190
Current portion of long-term debt	12,752	12,808
	110,270	114,382

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2023 and 2022	| 8

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. LONG-TERM DEBT (CONT’D)
(a) On December 22, 2023, the Company entered into an Amended and Restated Credit Agreement (the “Agreement”). The Agreement increases the existing available Credit Facility to a maximum available amount of $140,000,000 which can be increased under an accordion provision to $190,000,000, under certain conditions, and can be drawn in Canadian dollars and the equivalent amount in U.S. dollars. It is available in prime rate advances, CORRA advances, SOFR advances and letters of credit of up to $2,500,000.
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.75% to 1.75%, or CORRA or SOFR rates, plus an applicable margin ranging from 2.00% to 3.00%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on threshold limits for certain financial ratios. As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits. Under the terms of the agreement, the Company is required to maintain certain financial covenants which are measured on a quarterly basis.
The Credit Facility now matures on April 1, 2026 and is renewable for additional one-year periods at the lender’s discretion, but the term of the Credit Facility cannot exceed three years.
As at December 31, 2023, the amount outstanding under the Credit Facility includes $75,491,000 (March 31, 2023 - $82,512,000) payable in U.S. dollars (US$57,000,000; March 31, 2023 - US$61,000,000).
The Company has an additional operating credit facility available to a maximum amount of $2,649,000 (US$2,000,000), bearing interest at the U.S. prime rate plus 1.00%. This operating credit facility can be terminated by the lender at any time. There was no amount outstanding under this additional operating credit facility as at December 31, 2023.
(b) The secured loans issued by Investissement Québec to finance the Company’s refundable tax credits have the following terms and conditions:

As at			December 31,	March 31,
			2023	2023
			$	$
Year of related Refundable Tax Credit	Repayable on the earlier of the date of receipt of the refundable tax credits receivable and	Bearing interest at
2022	March 31, 2024	Prime rate + 1.00%	8,719	8,719
2023	March 31, 2025	Prime rate + 1.25%	8,537	4,473
			17,256	13,192

The maximum amount that can be financed for the 2022 and 2023 refundable tax credits is the lesser of 90% of the eligible refundable tax credits and $8,776,000 for 2022 and $10,670,000 for 2023. The loans are secured by a first ranking hypothec on the universality of the Company’s financed refundable tax credits receivable and a subordinated ranking hypothec on accounts receivable and other receivables.
(c) The subordinated unsecured loans with Investissement Québec, in the amount of $20,000,000, mature on October 1, 2025. The first $10,000,000 bears fixed interest rates ranging between 6.00% and 7.25% and the additional $10,000,000 bears interest ranging between 7.10% and 8.35%, determined and payable quarterly, based on threshold limits for certain financial ratios. Under the terms of the loans, the Company is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(a)(c) The Company was in compliance with all of its financial covenants as at December 31, 2023 and March 31, 2023.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2023 and 2022	| 9

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
4. SHARE CAPITAL
The following table presents information concerning issued share capital activity for the nine month period:

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2023	87,871,568	307,110	7,324,248	4,857
Shares issued pursuant to vesting of share-based compensation granted on business acquisition	622,421	1,924	—	—
Conversion of shares	50,000	33	(50,000)	(33)
Shares purchased for cancellation	(361,395)	(1,262)	—	—
Exercise of stock options	2,500	8	—	—
Settlement of DSUs	73,682	201	—	—
Settlement of RSUs	14,707	33	—	—
Ending balance as at December 31, 2023	88,273,483	308,047	7,274,248	4,824

During the nine months ended December 31, 2023, the following transactions occurred:
•As part of the acquisition of Datum Consulting Group, LLC and its international affiliates (the “Datum Acquisition”), 622,421 Subordinate Voting Shares, with a total value of $1,924,000 (US$1,438,000), reclassified from contributed surplus, were issued as settlement of the first anniversary share consideration.
•50,000 Class B multiple voting shares (“Multiple Voting Shares”) with a carrying value of $33,000 were converted into 50,000 Subordinate Voting Shares by a director of the Company.
•361,395 Subordinate Voting Shares were purchased for cancellation under the Company's normal course issuer bid for a total cash consideration of $710,000 and a carrying value of $1,262,000. The excess of the carrying value over the purchase price in the amount of $552,000 was recorded as a reduction to deficit.
•2,500 stock options were exercised and 2,500 Subordinate Voting Shares were issued with a carrying value of $8,000, for cash consideration of $6,000, with $2,000 reclassified from contributed surplus.
•73,682 DSUs were settled and 73,682 Subordinate Voting Shares were issued with a carrying value of $201,000, which was reclassified from contributed surplus.
•14,707 RSUs were settled and 14,707 Subordinate Voting Shares were issued with a carrying value of $33,000, which was reclassified from contributed surplus.
During the nine months ended December 31, 2022, the following significant transaction occurred:
•The Company acquired all of the outstanding shares of U.S.-based Datum Consulting Group, LLC and its international affiliates. As part of the acquisition, 1,867,262 Subordinate Voting Shares were issued, for net consideration of $5,528,000.
Normal Course Issuer Bid ("NCIB")
On September 13, 2023, the Company’s Board of Directors authorized and subsequently the TSX approved the renewal of its NCIB. Under the NCIB, the Company is allowed to purchase for cancellation up to 2,411,570 Subordinate Voting Shares, representing 5% of the Company’s public float as of the close of markets on September 7, 2023.
The NCIB commenced on September 20, 2023 and will end on the earlier of September 19, 2024 and the date on which the Company will have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or will otherwise have decided not to make any further purchases. All purchases of Subordinate Voting Shares are made by means of open market transactions at their market price at the time of acquisition.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2023 and 2022	| 10

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
4. SHARE CAPITAL (CONT’D)
Concurrently, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker in connection with its NCIB. The ASPP allows for the designated broker to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.
5. SHARE-BASED COMPENSATION
Stock options
The following tables present information concerning outstanding stock options issued by currency:

	Number of stock options	Weighted average exercise price (CAD)
		$
Beginning balance as at April 1, 2023	3,400,696	3.23
Forfeited	(57,250)	3.32
Expired	(18,000)	3.97
Ending balance as at December 31, 2023	3,325,446	3.22
Exercisable at period end	1,936,814	3.34

	Number of stock options	Weighted average exercise price (USD)
		$
Beginning balance as at April 1, 2023	1,084,175	2.55
Forfeited	(35,100)	2.41
Expired	(13,000)	3.23
Exercised	(2,500)	1.67
Ending balance as at December 31, 2023	1,033,575	2.54
Exercisable at period end	509,525	2.66

Included in the 1,936,814 stock options exercisable issued in Canadian dollars, 505,264 stock options are available to purchase Multiple Voting Shares as at December 31, 2023.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2023 and 2022	| 11

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
5. SHARE-BASED COMPENSATION (CONT’D)
Deferred Share Units (“DSUs”)
The following table presents information concerning the outstanding number of DSUs for the period:

Number of DSUs

Beginning balance as at April 1, 2023	666,974
Granted to non-employee directors	210,427
Granted to employees	304,688
Settled	(73,682)
Ending balance as at December 31, 2023	1,108,407

During the nine months ended December 31, 2023, 210,427 fully vested DSUs, in aggregate, were granted under the Long-Term Incentive Plan (“LTIP”) to non-employee directors of the Company at an average grant date fair value of $1.98, per DSU, for an aggregate fair value of $417,000.
During the nine months ended December 31, 2023, 304,688 DSUs, in aggregate, were granted under the Share Unit Plan (“SUP”) at a grant date fair value of $2.30, per DSU, for an aggregate fair value of $701,000. Share-based compensation expense was recorded as at March 31, 2023 as the related services were performed and the performance conditions were met at that date.
During the nine months ended December 31, 2023, 73,682 DSUs issued under the LTIP were settled through the issuance of 73,682 Subordinate Voting Shares, with a carrying value of $201,000.
As at December 31, 2023, included in the 1,108,407 DSUs are 803,719 DSUs issued under LTIP and 304,688 DSUs issued under the SUP.
Restricted Share Units (“RSUs”)
The following table presents information concerning the outstanding number of RSUs for the period:

Number of RSUs

Beginning balance as at April 1, 2023	181,498
Granted	349,700
Settled	(181,498)
Ending balance as at December 31, 2023	349,700

During the nine months ended December 31, 2023, 349,700 RSUs, in aggregate, vesting over three years from the date of grant, were granted under the SUP at an average grant date fair value of $2.23, per RSU, for an aggregate fair value of $780,000.
During the nine months ended December 31, 2023, 181,498 RSUs issued under the LTIP were settled. 14,707 RSUs were settled through the issuance of 14,707 Subordinate Voting Shares, with a carrying value of $33,000. The balance was settled for a total cash consideration of $371,000.
As at December 31, 2023, all 349,700 RSUs were issued under the SUP.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2023 and 2022	| 12

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
5. SHARE-BASED COMPENSATION (CONT’D)
Performance Share Units (“PSUs”)
The following table presents information concerning the outstanding number of PSUs for the period:

Number of PSUs

Beginning balance as at April 1, 2023	855,383
Granted	1,349,752
Forfeited	(14,600)
Ending balance as at December 31, 2023	2,190,535

During the nine months ended December 31, 2023, 1,349,752 PSUs, in aggregate, vesting three years from the date of grant, were granted at a grant date fair value of $2.30, per PSU, for an aggregate fair value of $3,104,000.
As at December 31, 2023, all 2,190,535 PSUs were issued under the LTIP.
Share-Based Compensation expense
Total share-based compensation expense for the period is summarized as follows:

	For the three months ended December 31,		For the nine months ended December 31,
	2023	2022	2023	2022
	$	$	$	$
Stock options	131	251	467	737
Share purchase plan – employer contribution	347	331	1,054	1,025
Share-based compensation granted on business acquisitions	408	1,019	1,695	2,261
DSUs	135	159	454	432
RSUs	116	—	242	—
PSUs	221	239	1,119	706
	1,358	1,999	5,031	5,161

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2023 and 2022	| 13

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
6. EARNINGS PER SHARE

	For the three months ended December 31,		For the nine months ended December 31,
	2023	2022	2023	2022
	$	$	$	$
Net loss	(2,537)	(5,505)	(18,958)	(10,104)

Weighted average number of Shares outstanding (a)	95,639,859	94,660,831	95,534,294	93,891,257
Basic and diluted loss per share	(0.03)	(0.06)	(0.20)	(0.11)

(a) "Shares" include the Subordinate Voting Shares and Multiple Voting Shares
The potentially dilutive outstanding equity instruments, which are DSUs, PSUs and options mentioned in Note 5 granted under LTIP and certain shares to be issued as part of anniversary payments related to business acquisition, were not included in the calculation of diluted earnings per share since the Company incurred losses and the inclusion of these equity instruments would have an antidilutive effect.
7. ADDITIONAL INFORMATION ON CONSOLIDATED LOSS
The following table provides additional information on the consolidated loss:

	For the three months ended December 31,		For the nine months ended December 31,
	2023	2022	2023	2022
	$	$	$	$
Expenses by Nature
Employee compensation and subcontractor costs	103,531	116,292	326,596	347,697
Tax credits (a)	(1,496)	(2,678)	(5,036)	(7,994)
Licenses and telecommunications	2,621	2,574	7,549	7,270
Professional fees	2,509	1,654	6,486	5,136
Other expenses	5,235	4,916	15,054	13,870
Impairment of property and equipment and right-of-use assets and (gain) loss on lease termination	(60)	—	1,323	—
Depreciation of property and equipment	791	689	2,640	2,032
Depreciation of right-of-use assets	653	945	1,970	2,783
	113,784	124,392	356,582	370,794

Expenses by Function
Cost of revenues	82,819	91,562	260,022	275,435
Selling, general and administrative expenses	29,521	31,196	91,950	90,544
Depreciation	1,444	1,634	4,610	4,815
	113,784	124,392	356,582	370,794

(a) Tax credits are included in cost of revenues.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2023 and 2022	| 14

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
8. BUSINESS ACQUISITION, INTEGRATION AND REORGANIZATION COSTS
The following table summarizes business acquisition, integration and reorganization costs:

	For the three months ended December 31,		For the nine months ended December 31,
	2023	2022	2023	2022
	$	$	$	$
Acquisition costs (a)	—	16	263	1,494
Integration costs (b)	217	243	1,856	1,108
Reorganization costs (c)	721	829	2,296	2,752
Employee compensation on business acquisition (d)	92	202	383	559
	1,030	1,290	4,798	5,913

(a) The acquisition costs consisted mainly of professional fees incurred in relation to business acquisitions.
(b) For the three months ended December 31, 2023, integration costs referred mainly to retention bonuses and common area expenses on vacated premises in relation to business acquisitions. For the nine months ended December 31, 2023, integration costs referred mainly to retention bonuses in relation to business acquisitions and to termination of leases of vacated premises previously acquired as part of business combinations. For the three and nine months ended December 31, 2022, integration costs consisted mainly of professional fees and transition costs related to systems integration.
(c) Reorganization costs consisted of employee termination and benefits costs.
(d) Employee compensation on business acquisition included deferred cash consideration from the Datum Acquisition.
9. NET FINANCIAL EXPENSES
The following table summarizes net financial expenses:

	For the three months ended December 31,		For the nine months ended December 31,
	2023	2022	2023	2022
	$	$	$	$
Interest on long-term debt	2,896	2,074	8,658	4,960
Interest on lease liabilities	160	204	535	631
Amortization of finance costs	150	110	347	281
Interest accretion on balances of purchase price payable	86	253	297	657
Financing fees	89	174	181	462
Interest income	(79)	(151)	(423)	(233)
	3,302	2,664	9,595	6,758

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2023 and 2022	| 15

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
10. SUPPLEMENTARY CASH FLOW INFORMATION
Changes in non-cash working capital items are as follows:

	For the three months ended December 31,		For the nine months ended December 31,
	2023	2022	2023	2022
	$	$	$	$
Accounts receivable and other receivables	2,855	7,229	3,402	15,259
Unbilled revenues	4,863	12,592	5,986	54
Tax credits receivable	(1,403)	3,159	(4,763)	(1,057)
Prepaids	1,000	189	1,532	394
Other assets	65	52	(429)	115
Accounts payable and accrued liabilities	(520)	1,593	(18,339)	(8,937)
Deferred revenues	1,369	1,283	683	77
	8,229	26,097	(11,928)	5,905

During the three months ended December 31, 2023, non-cash investing and financing activities included additions to right-of-use assets and lease liabilities in the amount of $158,000 (December 31, 2022 - $nil).
During the nine months ended December 31, 2023, non-cash investing and financing activities included additions to right-of-use assets and lease liabilities in the amount of $612,000 (December 31, 2022 - $428,000).
During the three and nine months ended December 31, 2023, as a result of sub-leasing one of its office space, $1,033,000 of right-of-used assets was derecognized and the net investment in the sub-lease was recognized in part as accounts receivable and other receivables, for an amount of $90,000, and as other assets, for an amount of $943,000 (December 31, 2022 - $nil). In addition, $1,325,000 of lease liabilities were reclassified to accounts payable and accrued liabilities as a result of a lease termination (December 31, 2022 - $nil).
11. SEGMENT INFORMATION
The following tables present the Company's operations based on reportable segments:

	For the three months ended December 31, 2023
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	68,009	47,055	5,434	120,498
Operating income by segment	8,880	8,468	745	18,093
Head office general and administrative expenses				9,935
Business acquisition, integration and reorganization costs				1,030
Foreign exchange loss (gain)				(34)
Operating income before depreciation and amortization				7,162
Depreciation and amortization				6,743
Operating income				419

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2023 and 2022	| 16

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
11. SEGMENT INFORMATION (CONT’D)

	For the three months ended December 31, 2022
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	77,512	47,740	5,528	130,780
Operating income by segment	10,049	6,705	816	17,570
Head office general and administrative expenses				9,548
Business acquisition, integration and reorganization costs				1,290
Foreign exchange loss (gain)				163
Operating income before depreciation and amortization				6,569
Depreciation and amortization				9,031
Operating loss				(2,462)

	For the nine months ended December 31, 2023
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	212,955	142,044	15,586	370,585
Operating income by segment	24,921	22,572	1,719	49,212
Head office general and administrative expenses				30,599
Business acquisition, integration and reorganization costs				4,798
Foreign exchange loss (gain)				(50)
Operating income before depreciation and amortization				13,865
Depreciation and amortization				22,910
Operating loss				(9,045)

	For the nine months ended December 31, 2022
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	231,191	140,595	14,691	386,477
Operating income by segment	25,474	19,163	2,264	46,901
Head office general and administrative expenses				26,403
Business acquisition, integration and reorganization costs				5,913
Foreign exchange loss (gain)				63
Operating income before depreciation and amortization				14,522
Depreciation and amortization				23,619
Operating loss				(9,097)

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2023 and 2022	| 17

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
11. SEGMENT INFORMATION (CONT’D)
Information about revenues
An analysis of the Company’s revenues from customers for each major service category is as follows:

	For the three months ended December 31, 2023
	Canada	U.S.	International	Total
	$	$	$	$
Consulting services - time and materials arrangements	59,033	25,623	4,872	89,528
Consulting services - fixed-fee arrangements	5,786	9,921	562	16,269
Subscription, software and other revenue	3,190	11,511	—	14,701
	68,009	47,055	5,434	120,498

	For the three months ended December 31, 2022
	Canada	U.S.	International	Total
	$	$	$	$
Consulting services - time and materials arrangements	66,534	28,630	4,567	99,731
Consulting services - fixed-fee arrangements	7,128	6,703	959	14,790
Subscription, software and other revenue	3,850	12,407	2	16,259
	77,512	47,740	5,528	130,780

	For the nine months ended December 31, 2023
	Canada	U.S.	International	Total
	$	$	$	$
Consulting services - time and materials arrangements	184,722	79,129	13,560	277,411
Consulting services - fixed-fee arrangements	18,877	27,728	2,026	48,631
Subscription, software and other revenue	9,356	35,187	—	44,543
	212,955	142,044	15,586	370,585

	For the nine months ended December 31, 2022
	Canada	U.S.	International	Total
	$	$	$	$
Consulting services - time and materials arrangements	194,885	85,003	13,272	293,160
Consulting services - fixed-fee arrangements	25,494	18,887	1,417	45,798
Subscription, software and other revenue	10,812	36,705	2	47,519
	231,191	140,595	14,691	386,477

Major customer
During the three months ended December 31, 2023, one client generated more than 10% of total revenues for $12,105,000 (December 31, 2022 - one client generated more than 10% of total revenues for $14,493,000) and for the nine months ended December 31, 2023, one client generated more than 10% of total revenues for $40,783,000 (December 31, 2022 - two clients generated more than 10% of total revenues for $83,363,000).

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2023 and 2022	| 18

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
11. SEGMENT INFORMATION (CONT’D)
As at December 31, 2023, no customer represented more than 10% of total accounts receivable and other receivables (March 31, 2023 - one major customer amounted to $10,777,000 or 11.7%).
12. FINANCIAL INSTRUMENTS
Fair Value of Financial Instruments
Financial instruments recorded at fair value in the interim condensed consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
•Level 1 - Valuation based on quoted prices observed in active markets for identical assets or liabilities.
•Level 2 - Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•Level 3 - Valuation techniques with significant unobservable market inputs. A financial instrument is classified at the lowest level of the hierarchy for which a significant unobservable market input has been considered in measuring fair value.
The carrying amount of cash, accounts receivable and other receivables, other assets, accounts payable and accrued liabilities and long-term debt bearing interest at variable rates approximates fair value.
The Company has designated as an effective hedging instrument an interest rate swap for a nominal amount of $30,000,000 maturing on August 30, 2025 to fix the variability in interest rates on a designated portion of borrowings under its Credit Facility. Under the interest rate swap agreement, the Company pays interest based on a fixed rate of 3.97%, and receives interest based on the actual one-month BA/CDOR rate. The fair value of derivatives instruments is estimated by discounting expected cash flows using one month BA/CDOR forward rates (level 2). The fair market value of the interest rate swap agreement as at December 31, 2023 is not material.
The contingent consideration related to business combination is payable in U.S. dollars based on the achievement of growth in excess of the trailing twelve months gross margin for earn-out periods ending on July 1, 2024 and 2025 and is included in Level 3 of the fair value hierarchy. The fair value was determined at $6,890,000 (US$5,202,000), including a current portion of $1,361,000 and a long-term portion of $5,529,000, considering the expected earn-out payments, discounted to present value using a risk-adjusted discount rate of 5.2% as at December 31, 2023. There were no significant changes in the assumptions for the three and nine months ended December 31, 2023.
The fair value of the long-term debt bearing interest at fixed rates is estimated by discounting expected cash flows at rates that would be currently offered to the Company for debts of the same remaining maturities and conditions (Level 2). For both December 31, 2023 and March 31, 2023, the Company has determined that the fair value of the Credit Facility, the secured loans and the balance of purchase price payable are not significantly different than their carrying amount.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2023 and 2022	| 19

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
12. FINANCIAL INSTRUMENTS (CONT’D)
The following table summarizes the carrying amount of the financial liabilities included in the long-term debt and measured at amortized cost:

As at	December 31,	March 31,
	2023	2023
	$	$
Credit Facility	78,291	82,512
Secured loans	17,256	13,192
Subordinated unsecured loans (a)	20,000	20,000
Balance of purchase price payable	7,910	11,993
	123,457	127,697

(a) As at December 31, 2023, the fair value of the subordinated unsecured loans, bearing interest at fixed rates, was approximately $19,234,000 (March 31, 2023 - $19,038,000).

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2023 and 2022	| 20